[redacted]

50 3/28/05

U
SECURITIES AN
Wash

05041321

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-17918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-OHIO SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 BURNS ROAD
(No. and Street)

ELYRIA (City) OHIO (State) 44035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY
(Name – *if individual, state last, first, middle name*)

900 EAST BROAD STREET, SUITE A (Address) ELYRIA (City) OHIO (State) 44035 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 24 2005
WASH. D.C.
152

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05
S.S

OATH OR AFFIRMATION

I, RICHARD DESICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-OHIO SECURITIES, as of FEBRUARY 25, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL OHIO

GAIL PRIBANIC, Notary Public
State of Ohio
My Commission Expires 5-26-2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-OHIO SECURITIES CORP.

FORM X-17A-5
PART III

DECEMBER 31, 2004

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MID-OHIO SECURITIES CORP.

TABLE OF CONTENTS

December 31, 2004

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 ○ Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radachi & Company

February 11, 2005

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 29,504		$ 29,504
Cash segregated under federal and other regulations	314		314
Receivables from brokers and dealers	21,234		21,234
Receivables - Other		$ 2,503	2,503
Receivables from clearing organization (Note 2)	59,918		59,918
Securities owned, at market value: (Note 1)			
Stocks, bonds, and warrants	1,919,267		1,919,267
Securities owned not readily marketable, at fair value (Note 1)		23,200	23,200
Property and equipment, at cost (net of accumulated depreciation and amortization of $94,477) (Note 1)		437,460	437,460
Other assets:			
Deferred expense		46,200	46,200
Due from related parties (Note 8)		1,447	1,447
Prepaid federal income tax		40,000	40,000
Investment in subsidiary (Note 7)		5,000	5,000
Miscellaneous		20,788	20,788
Total assets	$ 2,030,237	$ 576,598	$ 2,606,835

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

	A. I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES:			
Accounts payable	$ 22,194		$ 22,194
Accrued expenses	12,145		12,145
Notes payable: (Note 3)			
Secured	315,456		315,456
Total liabilities	349,795	$ -0-	349,795
STOCKHOLDERS' EQUITY:			
Common stock, stated value $5 per share;			
Authorized 500 shares,			
Issued and outstanding 128 shares			640
Additional paid-in capital			55,673
Retained earnings			2,200,727
Total stockholders' equity	-0-	-0-	2,257,040
	$ 349,795	$ -0-	$ 2,606,835

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2004

REVENUE:		
Commissions:		
Commissions on transactions in listed equity securities executed on an exchange	$ 119,382	
Commissions on transactions in exchange listed equity securities executed over-the-counter	139,914	
Commissions on listed option transactions	39,547	
Total securities commisions		$ 298,843
Gains or losses on firm securities trading accounts:		
From all other trading		734
Gains or losses on firm securities investment accounts:		
Includes realized gains/(losses)	19,784	
Includes unrealized gains/(losses)	(19,604)	180
Fees for account supervision, investment advisory, and administrative services	1,447	
Other revenue related to securities business	270,113	
Other revenue	192,771	464,331
Total revenue		$ 764,088

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2004

REVENUE (from previous page):		$ 764,088
EXPENSES:		
Clerical and administrative salaries	$ 102,957	
Compensation of voting stockholders/officers	18,300	
Employee and representatives' benefits and taxes	9,921	
Commissions and clearance paid to all other brokers	225,608	
Administrative services	46,200	
Depreciation and amortization	13,024	
Interest	21,109	
Occupancy	66,726	
Promotional	58	
Regulatory fees	8,698	
Retirement plan	2,711	
Other	429,077	944,389
NET LOSS		$ (180,301)

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2004

BALANCE - Beginning of year	$ 2,437,341
DEDUCTION - Net loss	180,301
BALANCE - End of year	$ 2,257,040

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (180,301)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	13,024
Gain on disposal of fixed assets	(183,680)
(Increase) decrease in:	
Deferred expenses	46,200
Due from related parties	984,275
Marketable securities	(128,444)
Receivables from brokers and dealers	30,095
Receivables from customers	1,009
Receivables - other	(2,143)
Securities and spot commodities	(758,299)
Other assets	(43,819)
Increase (decrease) in:	
Secured notes payable	59,897
Accounts payable	21,943
Accrued expenses	(13,365)
Net cash used in operating activities	(153,608)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of fixed assets and customer lists	190,386
Net cash provided by investing activities	190,386
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of long-term debt	(61,120)
Net cash used in financing activities	(61,120)

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

DECREASE IN CASH	$	(24,342)
CASH - Beginning of year		53,846
CASH - End of year	$	29,504
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	21,109
Cash paid during the year for income taxes	$	50,464

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis.

B. Securities:

Securities owned are valued at market value and securities owned not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight-line and modified accelerated cost recovery methods over the estimated useful lives of the various assets. Capital improvements are stated at cost and are amortized over the economic useful life of the improvement.

Maintenance, repairs, and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

Depreciation expense for the year ended December 31, 2004 was $13,024.

Property and equipment are summarized as follows:

Land and building	$ 477,195
Furniture and fixtures	5,551
Capital improvements	15,659
Customer lists	33,532
	531,937
Less: Accumulated depreciation and amortization	94,477
	$ 437,460

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 1. Summary of Significant Accounting Policies (Continued):

E. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

G. Concentration of Credit Risk for Cash held at Banks and Brokerage Firm:

The Company maintains cash balances at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The brokerage account contains cash that is protected up to $100,000 by the Securities Investor Protection Corporation.

Note 2. Receivable from Clearing Organization:

An inventory loan receivable in the amount of $59,918 is due from Dain Correspondent Services, a division of Dain Rauscher Incorporated, a broker clearing house, and National Financial Services, LLC, a division of Fidelity Investments.	$ 59,918

Note 3. Notes Payable:

Notes payable secured at December 31, 2004, consist of:

A note payable in the amount of $315,456 is due to FirstMerit Bank. The note is being paid in equal monthly installments of $3,211, including interest at a rate of 2% over the prime index. This note matures in July, 2018, and is secured by a Company-owned building.	$315,456

Maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2005	$ 22,541
2006	23,750
2007	25,025
2008	26,369
2009	27,784
Thereafter	189,987
	$ 315,456

Note 4. Defined Contribution Plan:

The Company sponsors a defined contribution pension 401(k) plan covering all employees meeting certain plan requirements.

Pension expense for year ended December 31, 2004 was $2,711.

Note 5. Net Capital Requirement:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $1,485,127 which was $1,235,127 in excess of its required net capital of $250,000. The Company's net capital ratio was 5.94 to 1.

Note 6. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2004, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 7. Investment:

The Company has an investment in a wholly-owned subsidiary, Mid-Ohio Capital Investment Services, Inc. which is carried at cost. These financial statements reflect only the activity of Mid-Ohio Securities Corp. and do not reflect any intercompany eliminations.

Note 8. Due from Related Party:

A note receivable in the amount of $1,447 is due upon demand from Equity Administrative Services, Inc., a related party.	$ 1,447

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

NET CAPITAL

Total Stockholders' Equity	$ 2,257,040	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-	
B. Deferred federal income taxes	-0-	
Total capital and allowable subordinated liabilities		$ 2,257,040
Deductions and/or Charges:		
Non-allowable assets:		
Receivables from customers	-0-	
Securities owned readily marketable	23,200	
Property and equipment	437,460	
Due from related parties	-0-	
Deferred expense	46,200	
Other assets	69,738	576,598
Net Capital before Haircuts on Securities Positions		1,680,442
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	30,825	
Other securities	164,490	
B. Undue concentration	-0-	195,315
Net Capital		$ 1,485,127

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company Part II unaudited FOCUS report		$ 1,516,195
Decrease in assets	$ (15,280)	
Increase in liabilities	(31,170)	
Increase in non-allowable assets	15,382	(31,068)
Net capital per above		$ 1,485,127

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 23,331
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,235,127
Excess net capital at 1500%	$ 1,461,796
Excess net capital at 1000%	$ 1,450,148
Ratio: Aggregate indebtedness to net capital	.24 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 22,194
Accrued expenses	12,145
Deferred federal income tax	-0-
Notes payable	315,456
Total aggregate indebtedness	$ 349,795
Percentage of aggregate indebtedness to net capital	24%
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	-0-%

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	-0-
Total credit items		-0-
DEBIT BALANCES		
Total debit items		-0-
RESERVE COMPUTATION		
Excess of total debits over total credits	$	-0-
Amount held on deposit in "Reserve Bank Account"	$	314
Amount on deposit including value of qualified securities		-0-
New amount in Reserve Bank Accounts after adding deposit including value of qualified securities	$	314

The reserve computation is made on a weekly basis.

RECONCILIATION with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2004)

Reserve computation, as reported in Company Part II unaudited FOCUS report	$	-0-
Interest earned		-0-
Reserve bank accounts balance per above	$	-0-
Excess as reported in Company's Part II FOCUS Report	$	-0-
Excess per this computation	$	-0-

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customer's fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditors' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dearlers, and is not intended to be and should not be used by anyone other than these specified parties.

Radocchia & Company

February 11, 2005